Power Gala Corp.

4515 12th Avenue

Brooklyn, New York 11219

October 21, 2013

VIA EDGAR

Tom Kluck, Branch Chief - Legal

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:

Power Gala Corp.

Amendment No. 2 to Registration Statement on Form S-1

Filed October 1, 2013

File No. 333-189401

Dear Mr. Kluck:

We are in receipt of your comment letter dated October 13, 2013 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the staff. For your convenience, the matters are listed below, followed by the Company’s responses:

Exhibits

1.

We note that your legality opinion states that you have based your opinion on the laws of the State of New Jersey and have assumed that the laws of the State of Delaware are substantially similar to those of New Jersey. Please note that it is inappropriate to exclude the law of the relevant jurisdiction. Please revise the opinion to remove the qualification. Please refer to SEC Staff Legal Bulletin No. 19, Item 19, Item II.B.3.(b).

RESPONSE:	We have revised our opinion to remove any assumptions and have based our opinion on Delaware law. A revised copy of our opinion is attached to the Form S-1 as Exhibit 5.1.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Power Gala Corp.

By:	/s/ Shmuel Ulano
Name: Shmuel Ulano
Title: Chief Executive Officer